

MUNDOVAL FUND

GLOBAL VALUE INVESTING

Mundoval Differentiators

- Management Team invested in fund alongside clients.
- Long-term investment horizon with low turnover of portfolio holdings.
- Diversified across both US and international businesses.
- Consistent investment approach through market cycles.

Mundoval Facts
as of 11/30/10

Ticker:	MUNDX
CUSIP:	62613P202
Inception Date:	9/3/2004
Holdings:	36
2009 Turnover:	15%
Net Assets:	$10.81 mil
Audited Expense Ratio:	1.50%

No sales loads or distribution fees

Investment Opportunities Abound Abroad

The Mundoval Fund invests in businesses throughout the world that are believed to be selling at a discount to their intrinsic value. Investing globally provides a greater number of opportunities to select from, and the potential to reduce risk and enhance return through diversification.

If you invest in the U.S. only, you're missing the opportunity to own shares of some of the world's most successful companies.

Many Industry Leaders are Non-US Businesses:

The World's Largest*	Is	Located In
Advertising Company	WPP plc	Ireland
Airline	Air China	China
Automobile Manufacturer	Toyota Motor	Japan
Brewer	Anheuser-Busch InBev	Belgium
Consumer Electronics Maker	Sony	Japan
Distiller & Vintner	Diageo	United Kingdom
Food Retailer	Tesco	United Kingdom
Motorcycle Manufacturer	Bajaj Auto	India

Contact Us

We want to hear from you!

Call, email, or visit us to learn more about Mundoval and our approach to global value investing:

INFO@MUNDOVAL.COM

(858) 454-4837

7855 Ivanhoe Ave, # 210
La Jolla, CA 92037

Luxury Goods Business	LVMH Moet Hennessy Louis Vuitton	France
Office Electronics Maker	Canon	Japan
Packaged Foods Company	Nestlé	Switzerland
Personal Products Maker	L'Oreal	France
Steel Company	Vale	Brazil
Tire & Rubber Manufacturer	Bridgestone	Japan

**As measured by market capitalization. Source: Standard & Poor's Capital IQ, 11/29/10. You should consider the investment objectives, risks, and charges and expenses of the fund carefully before investing. The prospectus contains this and other information about the fund. You may obtain a prospectus by calling 1-877-59-FUNDS. The prospectus should be read carefully before investing.*



Mundoval Fund
Global Value Investing

Investment Opportunities Abound Abroad

Investor update, December 2010

The Mundoval Fund invests in businesses throughout the world that are believed to be selling at a discount to their intrinsic value. Investing globally provides a greater number of opportunities to select from, and the potential to reduce risk and enhance return through diversification.

If you invest in the U.S. only, you're missing the opportunity to own shares of some of the world's most successful companies.

Many Industry Leaders are Non-U.S. Businesses

The World's Largest*	Is	Headquartered In
Advertising Company	WPP plc	Ireland
Airline	Air China	China
Automobile Manufacturer	Toyota Motor	Japan
Brewer	Anheuser-Busch InBev	Belgium
Consumer Electronics Maker	Sony	Japan
Distiller & Vintner	Diageo	United Kingdom
Food Retailer	Tesco	United Kingdom
Motorcycle Manufacturer	Bajaj Auto	India
Luxury Goods Business	LVMH Moet Hennessy Louis Vuitton	France
Office Electronics Maker	Canon	Japan
Packaged Foods Company	Nestlé	Switzerland
Personal Products Maker	L'Oreal	France
Steel Company	Vale	Brazil
Tire & Rubber Manufacturer	Bridgestone	Japan

**As measured by market capitalization. Source: Standard & Poor's Capital IQ, 11/29/10.*

About the Mundoval Fund

Investment Strategy

The Mundoval Fund seeks long-term capital appreciation by investing in U.S. and international businesses.

The Fund's strategy focuses on value style investing by owning shares of companies believed to be trading at a discount to their intrinsic value.

Fund Facts as of 11/30/10

Ticker	MUNDX	2009 PortfolioTurnover	15%
CUSIP	62613P202	Net Assets (millions)	$10.81
Inception Date	9/3/2004	Audited Expense Ratio	1.50%
Total Holdings	36	*No sales loads or distribution fees*	

Differentiating Factors

- Portfolio Manager invested in fund alongside clients.
- Long-term, multi-year investment horizon with low portfolio turnover.
- Concentrated portfolio of high-conviction ideas.
- Business valuations that prioritize free cash flow generation.

You should consider the investment objectives, risks, charges and expenses of the fund carefully before investing. The prospectus contains this and other information about the fund. You may obtain a prospectus by calling 1-877-59-FUNDS. The prospectus should be read carefully before investing.

7855 Ivanhoe Avenue, Suite 210 | La Jolla, CA 92037 | (858) 454-4837 | info@mundoval.com | WWW.MUNDOVAL.COM